

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 24, 2009

Mr. John R. Nieser
CFO, Senior Vice President and Treasurer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX 77027

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Schedule 14A filed on April 28, 2009**
> **File No. 1-14472**

Dear Mr. Nieser:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 33

Impairment or Disposal of Long-Lived Assets, page 34

1. Please supplementally tell us and enhance your disclosures in future filings to provide more detailed information regarding how you determine whether your long-lived assts are impaired. Specifically, address the following:

- Identify the subjective estimates underlying your asset impairment analysis for Cornell Abraxas 1, the Regional Correctional Center and the Hector Garza Residential Treatment Center. Quantify the carrying value of these centers and if their current fair value is not materially in excess of their carrying amounts, provide a sensitivity analysis of your underlying assumptions. Also, clarify whether you have any other centers for which there is no current operating contract in place. If so, provide the above disclosures.
- Clarify how you determined there was no impairment in circumstances where there is no current operating contract in place. Specifically address whether the appraisals you refer to contemplate an operating contract in place and if so, your basis for that assumption.
- Identify the material assumptions and whether changes in those assumptions could result in the recognition of impairment charges.

Liquidity and Capital Resources, page 41

2. Please expand your disclosure in future filings to discuss all material changes in your operating activities as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your operating cash flows. Please refer to the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

3. We note your disclosure that your credit facility includes various financial covenants. As such, please disclose here or elsewhere in future filings the specific terms of any material debt covenants in your debt agreements. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose in future filings the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Item 8 – Financial Statements and Supplementary Data, page 46

Note 2 – Significant Accounting Policies, page 52

Earnings Per Share, page 58

4. Please disclose in future filings how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions. See paragraphs 10 and 13 of SFAS 128. Please show us in your supplemental response what the revisions will look like.

Note 3 – New Accounting Pronouncements, page 60

Statement of Financial Accounting Standards No. 157, page 60

5. Please help us understand how you have met the disclosure requirements set forth in paragraph 32(e) of SFAS 157 regarding the valuation technique(s) used to measure fair value. Please revise your disclosure in future filings or advise.

Note 7 – Income Taxes, page 64

6. Please disclose in future filings the expiration dates of your net operating loss carryforwards. See paragraph 48 of SFAS 109.

Note 9 – Commitments and Contingencies, page 68

Operating Leases, page 68

7. We note your disclosure on page 19 that you have incurred significant expenses for facilities that you no longer operate. Please clarify your disclosure in future filings to discuss whether you currently have any ongoing leases for facilities that you no longer operate and if you do, you should discuss this fact here and in your MD&A to the extent they are material.

Exhibit 31 – Certifications

8. It appears that your Section 302 certifications filed as Exhibit 31 are not signed. Please file an amendment to correct these. Please include new certifications that are currently dated in your amended Form 10-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Note 5 – New Accounting Pronouncements, page 11

Statement of Financial Accounting Standards No. 157, page 11

9. You disclose that you recorded an impairment charge of $0.3 million in the year
    ended December 31, 2008 related to a currently vacant site of land. Please help
    us understand how you have met the disclosure requirements set forth in
    paragraph 33 of SFAS 157 regarding assets and liabilities measured at fair value
    on a non-recurring basis. In addition, note that your disclosure should present the
    quantitative disclosures related to assets and liabilities that are measured at fair
    value on a non-recurring basis using a tabular format. Refer also to paragraphs 34
    and A36 of SFAS 157. Please revise your disclosure in future filings or advise.
    Please show us in your supplemental response what the revisions will look like.

Statement of Financial Accounting Standards No. 160, page 13

10. Please help us understand how you have met the disclosure requirements set forth
    in paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of
    SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 3-
    04 of Regulation S-X. Please advise or revise your disclosure in future filings
    accordingly. Please show us in your supplemental response what the revisions
    will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 28,
2009

Compensation Discussion and Analysis, page 15

Targeted Total Compensation, page 15

11. We note your disclosure that the targeted compensation for your CEO is in the
    50th percentile for annual cash compensation opportunities and 75th percentile for
    long-term incentive opportunities. You also disclose that the total compensation
    opportunities and individual program elements for your key executives other than
    your CEO are targeted to the competitive 50th percentile. In future filings, please
    disclose where actual payments fell within targeted parameters. To the extent
    actual compensation was outside the targeted range, please explain why.

Elements of Our Executive Compensation Program, page 17

Incentive Compensation Program, page 18

12. We note that the EPS measure used to calculate incentive bonuses is adjusted for changes to applicable accounting standards after the performance goal has been set, unbudgeted capital transactions, and profit or loss attributable to a business acquired by you during the year. In future filings, please quantify and explain in greater detail how these adjustments were calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

Equity Compensation, page 21

13. We note that you award your named executive officers restricted stock according to specified time- and performance-based vesting schedules. Please clarify for us, with a view toward future disclosure, how the EBITDA targets relate to the vesting period.   Also quantify and describe in greater detail how you determined the total amount of restricted stock to award each of your named executive officers. For example, explain how you determined to grant Mr. Hyman a total of 32,000 restricted shares in 2008. See Item 402(b)(1)(v) of Regulation S-K.

14. In future filings, please disclose whether the EBITDA targets were achieved and how many shares each executive officer has accumulated and vested under the performance-based awards. Also explain in greater detail how EBITDA is calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

Grants of Plan-Based Awards, page 28

15. Please tell us, with a view toward future disclosure in the related footnote (2), how you calculated the number of restricted shares in each of the three columns under Estimated Future Payouts Under Equity Incentive Plan Awards. Also disclose in the related footnote the vesting date for these grants.

*   *   *   *

Please file the requested amendment and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief